Minutes of the Annual General Stockholders’ Meeting DATE, TIME AND VENUE: On April 28, 2026, at 11:00 a.m., exclusively held online and remotely, via videoconference, in accordance with the Brazilian Securities and Exchange Commission (“CVM”) Resolution No. 81/2022. CHAIR: Álvaro Felipe Rizzi Rodrigues – Chairman; Bruno Henrique Barros de Moura – Secretary. QUORUM: Stockholders representing 92,27 % of common shares and 45,25 % of preferred shares of the Company’s capital stock. LEGAL ATTENDANCE: Company’s management members, members of the Supervisory Council and a representative of PricewaterhouseCoopers Auditores Independentes. CALL NOTICE: Published in the newspaper “O Estado de S. Paulo” on March 28, 2026 (printed version: page B3 and digital version: page 01), on March 30, 2026 (printed version: page B11 and digital version: page 01), and on March 31, 2026 (printed version: page B5 and digital version: page 01). NOTICE TO STOCKHOLDERS: The publication is not mandatory according to Article 133, paragraph 5, of Law No. 6,404/76. REMOTE VOTING: The summarized voting map consolidating the votes cast remotely was released and made available to stockholders. RESOLUTIONS ADOPTED: 1. Stockholders were informed that this minute would be drafted in a summarized format. 2. The publication of the minute omitting the signatures of stockholders, in accordance with Article 130, paragraph 2, of Law No. 6.404/76 was approved. The waiving of the reading of the consolidated voting map and agenda-related documents was authorized, since said documents had already been widely disclosed and made available to stockholders and the market. 3. It approved the management Accounts, the Balance Sheet, other Financial Statements and Notes to the Financial Statements for the fiscal year ended December 31, 2025, together with the Management Report and the Independent Auditor’s Report,

Minutes of the Annual General Stockholders’ Meeting the Opinion of the Supervisory Council and the Summary of the Audit Committee’s Report, which were published on February 19, 2026, in the newspaper “O Estado de São Paulo” (printed version: pages B13 to B15) and digital version: pages 1 to 5). 4. It approved the allocation of profit for the fiscal year 2025 in the total amount of R$ 45,659,367,624.70, as follows: a) R$ 2,282,968,381.24 to the Legal Reserve account; and b) R$ 33,703,674,403.32, as total gross amount, for the payment of dividends and interest on capital, in accordance with Article 9 of Law No. 9,249/95, as amended, of which R$ 31,771,022,418,40 was net of taxes. It was recorded that part of this amount corresponds to the mandatory dividend and part to the extraordinary distributions and that the payment of such amount has already been fully completed. 4.1. It ratified the resolutions adopted by the Board of Directors with respect to the advance payment to stockholders of the dividends and interest on capital attributed to the mandatory dividend for the 2025 fiscal year, all of which have been effectively paid. 4.2. It also approved the allocation of R$ 9,672,724,840.14 and R$ 38,378,481.19 to the Statutory Reserves related to net income for the year and to dividends and interest on capital prescribed over the fiscal year, respectively. 5. It was recorded that the Board of Directors’ performance was evaluated both as a joint body and individually and in light of its good performance during the period, as well as the regular attendance of its members at the meetings, and also in compliance with the eligibility requirements of the Policy on the Appointment and Succession of Executives, the majority stockholders IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A. proposed the provision of 13 seats on the Board of Directors be filled through the reelection, on an individual basis, of Messrs. PEDRO MOREIRA SALLES and ROBERTO EGYDIO SETUBAL, as Cochairmen, RICARDO VILLELA MARINO, as Vice-Chairman; of Messrs. ALFREDO EGYDIO SETUBAL, ANA LÚCIA DE MATTOS BARRETTO VILLELA, CANDIDO BOTELHO BRACHER, CÉSAR NIVALDO GON, FABRICIO BLOISI ROCHA, JOÃO MOREIRA SALLES, MARCOS MARINHO LUTZ, MARIA HELENA DOS SANTOS FERNANDES DE SANTANA, PAULO ANTUNES VERAS and PEDRO LUIZ BODIN DE MORAES, as members, all hereunder qualified, for the next annual term of office that will be effective

Minutes of the Annual General Stockholders’ Meeting until the investiture of those elected by the Annual General Stockholders’ Meeting of 2027, so that the Board of Directors will be composed of: ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of the Identity Card (RGSSP/SP) No. 6.045.777-6 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 014.414.218-07; ANA LÚCIA DE MATTOS BARRETTO VILLELA, Brazilian, married, pedagogue, bearer of the Identity Card (RG-SSP/SP) No. 13.861.521-4 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 066.530.828-06; CANDIDO BOTELHO BRACHER, Brazilian, married, administrator, bearer of the Identity Card (RG- SSP/SP) No. 10.266.958-2 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 039.690.188-38; CESAR NIVALDO GON, Brazilian, married, businessman, bearer of the Identity Card (RGSSP/SP) No. 19.772.487-5 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 154.974.508-57; FABRÍCIO BLOISI ROCHA, Brazilian, married, businessman, bearer of the Identity Card (RG-SSP/BA) No. 800.732.12-0 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 263.679.838-21; JOÃO MOREIRA SALLES, Brazilian, married, economist, bearer of the Identity Card (RG-SSP/SP) No. 33.180.899-7 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 295.520.008-58; MARCOS MARINHO LUTZ, Brazilian, married, marine engineer, bearer of the Identity Card (RG-SSP/SP) No. 15.649.492-9, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 147.274.178-12; MARIA HELENA DOS SANTOS FERNANDES DE SANTANA, Brazilian, married, economist, bearer of the Identity Card (RG- SSP/SP) No. 6.578.061-9 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 036.221.618-50; PAULO ANTUNES VERAS, Brazilian, on steady union, engineer, bearer of the Identity Card (RG-SSP/SP) No. 12.856.600-0 and enrolled with Individual Taxpayer’s Registry (CPF) under the No. 179.984.168-58; PEDRO LUIZ BODIN DE MORAES, Brazilian, married, economist, bearer of the Identity Card (RG-IFP/RJ) No. 03.733.122-0 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 548.346.867-87; PEDRO MOREIRA SALLES, Brazilian, married, banker, bearer of the Identity Card (RG- SSP/SP) No. 19.979.952-0 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 551.222.567-72; RICARDO VILLELA MARINO, Brazilian, married, engineer, bearer of the Identity Card (RG-SSP/SP) No. 15.111.115-7 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 252.398.288-90; and ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of the Identity Card (RG-SSP/SP) No. 4.548.549-5 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 007.738.228-52, all of them domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, nº 100, Torre Olavo Setubal, Parque Jabaquara, São Paulo, CEP 04344-902, with the exception of FABRICIO BLOISI ROCHA, whose domicilie is in Gustav Mahlerplein 5. NL- 1082 MS Amsterdã, Holanda.

Minutes of the Annual General Stockholders’ Meeting 5.1. Next, the Meeting approved the following recordings: 5.1.1. It recorded that all those elected to the Board of Directors (i) have submitted the documents supporting compliance with prior eligibility requirements provided for in Articles 146 and 147 of Law No. 6,404/76 and current regulation, particularly Resolution No. 4,970/21 of the National Monetary Council (“CMN”) and Attachment K to CVM Resolution No. 80/22, including clearance certificates, and all these documents have been filed at the Company’s head office; and (ii) will be vested in their positions following the ratification of their elections by the Central Bank of Brazil (“BACEN”). 5.1.2. In compliance with the best corporate governance practices and in accordance with the criteria set out in Law No. 6,404/76 and the regulation of the CVM, Ms. Maria Helena dos Santos Fernandes de Santana and Messrs. Candido Botelho Bracher, Cesar Nivaldo Gon, Fabricio Bloisi Rocha, Marcos Marinho Lutz, Paulo Antunes Veras and Pedro Luiz Bodin de Moraes were approved as independent members of the Board of Directors. 6. It approved the election of the members of the Supervisory Council for the next annual term of office: (i) by nomination of the majority stockholder IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A., was reelected EDUARDO HIROYUKI MIYAKI, Brazilian, married, engineer, bearer of the Identity Card (RG-SSP/SP) No. 50.018.159-7 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 159.822.728-92, and elected CLÁUDIO JOSÉ COUTINHO ARROMATTE, Brazilian, married, engineer, IFP/RJ No. 05.720.178-2 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 991.173.127-87, both as effective members; and, respectively, as their alternate members, were reelected JOÃO COSTA, Brazilian, married, economist, bearer of the Identity Card (RGSSP/SP) No. 4.673.519 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 476.511.728-68 and LENI BERNADETE TORRES DA SILVA SANSIVIERO, Brazilian, married, Business Administrator, bearer of the Identity Card (RG-SSP/SP) No. 11.559.593-4 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 048.504.508-73 all of them domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, nº 100, Torre Olavo Setubal, Parque Jabaquara, São Paulo, CEP 04344-902; and (ii) by nomination of the stockholder Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, in the capacity of holder of preferred shares was reelected, as effective member, Mr. MARCELO MAIA TAVARES DE ARAÚJO, Brazilian, married, engineer, bearer of the Identity Card (RG-SSP/DF) No. 1.323.883 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 605.979.411-49 and, as his alternate member, was elected Mr.

Minutes of the Annual General Stockholders’ Meeting HAROLDO DO ROSARIO VIEIRA, Brazilian, married, civil engineer, bearer of the Identity Card RG PC/PA No. 5025205, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 055.748.382-49, both of them domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, nº 100, Torre Olavo Setubal, Parque Jabaquara, São Paulo, CEP 04344-902. The afore-mentioned members will make up the Company’s Supervisory Council for an annual term of office expiring on the date of the Annual General Stockholders’ Meeting of 2027. 6.1. It recorded the submission by the elected members of the Supervisory Council of the documents supporting compliance with prior eligibility requirements provided for in Article 162 of Law No. 6,404/76. 7. It approved the proposal for the establishment of the overall amount of R$ 938,000,000,00 for the compensation of the members of the Board of Directors and the Board of Officers for the fiscal year 2026, regardless of the year in which the amounts were effectively attributed, paid or recognized in the Company’s financial statements. This amount may be paid in Brazilian currency, in shares of the Company or in another form that management deems convenient. 8. Finally, it approved the proposal of individual monthly compensation of R$22,000.00, for the effective members; and of R$9,000.00, for the alternate members of the Supervisory Council. REMOTE VOTING: The receipt was recorded of 1.501 remote voting forms in the period from 03/27/2026 to 04/27/2026 which were duly computed and are consolidated in the Final Voting Map. QUORUM FOR RESOLUTIONS: Resolutions were adopted by a majority of votes, as stated in the Final Voting Map attached to this minute describing the percentages of approval, rejection and abstention on each matter resolved upon at the General Stockholders’ Meeting. DOCUMENTS FILED AT THE HEAD OFFICE: Balance Sheet and other Financial Statements, Notes to the Financial Statements, Management Report and Independent Auditor’s Report, Opinion of the Supervisory Council and summary of the Audit Committee’s Report. The Proposal of the Board of Directors made available on March 27, 2026, the voting maps and the votes cast submitted by the Company’s stockholders.

Minutes of the Annual General Stockholders’ Meeting CLOSING: Once the work is completed, these minutes are signed after being drafted, read and approved by all. São Paulo (SP), April 28, 2026. (undersigned) Álvaro Felipe Rizzi Rodrigues – Chairman; Bruno Henrique Barros de Moura – Secretary. Gustavo Lopes Rodrigues Diretor de Relações com investidores

Annual General Stockholders’ Meeng Final Summarized Voting Map According to CVM Resolution No. 81/22, Itaú Unibanco Holding S.A. ("Company") discloses the final summarized voting map related to the consolidation of remote voting instructions and of the votes casted at the Annual General Stockholders’ Meeting (“Meeting”), held exclusively online, on April 28, 2026, at 11:00 a.m, for each item of the matters submitted for resolution at the Meeting, as presented below. São Paulo- SP, April 28, 2026. Gustavo Lopes Rodrigues Investor Relations Officer

Item Description Candidates Voting Number of shares % over total voting Approve 5,183,067,194 99.99% Reject 1,199 0.00% Abstain 395,332 0.01% Approve 5,183,409,015 100.00% Reject 1,199 0.00% Abstain 53,511 0.00% Approve 5,183,326,484 100.00% Reject 66,233 0.00% Abstain 71,008 0.00% Approve 5,179,933,885 99.93% Reject 3,452,669 0.07% Abstain 77,171 0.00% Approve 5,179,356,141 99.92% Reject 4,032,958 0.08% Abstain 74,626 0.00% Approve 5,180,881,735 99.95% Reject 2,444,651 0.05% Abstain 137,339 0.00% Approve 5,178,617,511 99.91% Reject 4,707,048 0.09% Abstain 139,166 0.00% Approve 5,180,985,126 99.95% Reject 2,335,756 0.05% Abstain 142,843 0.00% Approve 5,178,061,904 99.90% Reject 5,258,851 0.10% Abstain 142,970 0.00% Approve 5,183,306,232 100.00% Reject 14,320 0.00% Abstain 143,173 0.00% Approve 5,180,146,020 99.94% Reject 3,174,491 0.06% Abstain 143,214 0.00% Approve 5,180,883,182 99.95% Reject 2,441,465 0.05% Abstain 139,078 0.00% Approve 5,183,309,785 100.00% Reject 10,826 0.00% Abstain 143,114 0.00% Approve 5,182,299,163 99.98% Reject 1,020,293 0.02% Abstain 144,269 0.00% Approve 5,183,310,065 100.00% Reject 10,436 0.00% Abstain 143,224 0.00% Approve 5,181,025,999 99.95% Reject 2,298,203 0.04% Abstain 139,523 0.00% Approve 5,165,049,288 99.64% Reject 16,045,541 0.31% Abstain 2,368,896 0.05% Yes 35,091,684 0.68% No 17,426,942 0.34% Abstain 5,117,286,684 98.98% Yes 23,520,952 1.06% No 431,785,733 19.44% Abstain 1,766,283,305 79.51% Election of the chairman of the board of directors - Total members to be elected: 1 Nomination of candidates for chairman of the board of directors. 6 Pedro Luiz Bodin de Moraes (Conselheiro Independente) 8 Election of the board of directors by candidate - Total members to be elected: 10 Nomination of candidates to the board of directors (the shareholder can nominate as many candidates as the numbers of vacancies to be filled in the general election. The votes indicated in this filed will be disregarded if the shareholder with voting rights also fills in the fields present in the separate election of a member of the board of directors and the separate election referred to in these fields takes place). Cesar Nivaldo Gon (Conselheiro Independente) 13 Final Summarized Voting Map of the Annual General Stockholder's Meeting held on April 28, 2026 Pedro Moreira Salles (Copresidente) Roberto Egydio Setubal (Copresidente) Ana Lúcia de Mattos Barretto Villela Candido Botelho Bracher (Conselheiro Independente) Ricardo Villela Marino (Vice- presidente) Alfredo Egydio Setubal 1 Take cognizance of the Management Report and the Independent Auditors Report, the Opinion of the Fiscal Council, and the Summary of the Audit Committees Report, and examine for resolving upon the management accounts and the Financial Statements for the fiscal year ended December 31, 2025: 2 Resolve on Management’s proposal for allocation of profit for the fiscal year, as detailed in the General Stockholders’ Meeting Manual available at https://www.itau.com.br/relacoes-cominvestidores/en/general-stockholders- meetings/: 3 Establish the number of members that will compose the Board of Directors at thirteen (13): Election of the chairman of the board of directors - Total members to be elected: 1 Nomination of candidates for chairman of the board of directors. 11 5 Resolve upon the independence of the members classified as independent members: Fabricio Bloisi Rocha (Conselheiro Independente) João Moreira Salles Marcos Marinho Lutz (Conselheiro Independente) 7 Election of vice-chairman of the board of directors - Total members to be elected: 1 Nomination of candidates for vice-chairman of the board of directors. Maria Helena dos Santos Fernandes de Santana (Conselheiro Independente) Paulo Antunes Veras (Conselheiro Independente) Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, II, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses “no” or “abstain”, his/her shares will not be computed for the request of a separate election of a member of the board of directors). 12 Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, I, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses “no” or “abstain”, his/her shares will not be computed for the request of a separate election of a member of the board of directors).

Approve 5,183,314,054 100.00% Reject 2,713 0.00% Abstain 146,958 0.00% Approve 5,183,285,697 100.00% Reject 31,025 0.00% Abstain 147,003 0.00% Approve 2,427,451,260 99.27% Reject 1,229,390 0.05% Abstain 16,698,564 0.68% Approve 5,179,279,276 99.92% Reject 3,146,793 0.06% Abstain 1,037,656 0.02% Approve 5,180,202,291 99.94% Reject 64,970 0.00% Abstain 3,196,464 0.06% 17 Resolve upon the individual monthly compensation of R$ 22,000.00 to the effective members and of R$ 9,000.00 for the alternate members of the Fiscal Council: Marcelo Maia Tavares de Araújo (efetivo) / Haroldo do Rosario Vieira (suplente) 16 Resolve upon the amount allocated to the overall compensation of the members of the Board of Officers and the Board of Directors, in the total amount of R$938,000,000.00: 15 Separate election of the fiscal council - Preferred shares - Total members to be elected: 1 Nomination of candidates to the fiscal coucnil by shareholders with non-voting preferred shares or restricted voting rights. 14 Election of the fiscal council by candidate - Total members to be elected: 2 Nomination of candidates to the fiscal council (the shareholder may nominate as many candidates as there are seats to be filled in the general election). Eduardo Hiroyuki Miyaki (efetivo) / João Costa (suplente) Cláudio José Coutinho Arromatte (efetivo) / Leni Bernadete Torres da Silva Sansiviero (suplente)

Annual General Stockholders’ Meeng Final Detailed Voting Map According to CVM Resolution No. 81/22, Itaú Unibanco Holding S.A. ("Company") discloses the final detailed voting map related to the consolidation of remote voting instructions and of the votes casted at the Annual General Stockholders’ Meeting (“Meeting”), held exclusively online, on April 28, 2026, at 11:00 a.m, for each item of the matters submitted for resolution at the Meeting, as presented below. São Paulo - SP, April 28, 2026. Gustavo Lopes Rodrigues Investor Relations Officer

1 2 3 5 6 7 8.1 8.2 8.3 8.4 8.5 8.6 8.7 8.8 8.9 8.10 11 14.1 14.2 15 16 17 61.544*** 10,042,773 11,617 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 35.859*** - 2,164,058 Ap. 31.751*** - 24,500 Ap. 30.855*** - 262,655 Ap. 14.074*** - 264,787 Ap. 61.043*** - 170,759 Ap. 63.360*** - 10,663 Ap. 08.538*** - 2,110,609 Ap. 13.834*** - 1,592,042 Ap. 57.903*** - 13,934 Ap. 19.430*** - 3,603,528 Ap. 08.075*** 98,524 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Ap. Ap. Ap. Abs. 17.239*** 708,335 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Ap. Ap. Ap. Abs. 33.814*** - 371,754 Ap. 63.614*** 41,740 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Ap. Ap. Ap. Abs. 05.987*** - 59,255 Ap. 53.557*** 611,577 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Ap. Ap. Ap. Abs. 07.655*** - 3,410,080 Ap. 24.579*** - 580,400 Ap. 05.870*** - 577,800 Ap. 10.532*** - 633,700 Ap. 23.384*** - 136,617 Ap. 064.25*** - 524 Abs. 328.41*** - 1 Abs. 264.16*** - 2,148 Ap. 121.14*** 157 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 146.88*** - 566 Abs. 350.17*** - 271 Abs. 314.94*** 2 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 17.825*** - 21,562 Ap. 05.986*** - 913,186 Ap. 52.788*** - 22,592 Ap. 05.838*** - 772,620 Ap. 05.838*** - 1,849 Ap. 46.595*** - 93,619 Ap. 43.533*** - 1,573 Ap. 43.533*** - 29,591 Ap. 43.533*** - 139,855 Ap. 348.86*** 679 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Rej. 040.28*** 247 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Abs. 171.30*** 41 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Ap. Ap. 52.083*** - 213,780 Ap. 06.943*** - 53,700 Ap. 07.496*** - 2,102,186 Ap. 034.16*** - 15 Rej. 090.64*** 5 1 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 899.00*** 1,133 7,931 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Abs. 028.43*** 15 - Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 435.42*** 1 2 Ap. Ap. Rej. Abs. Abs. Abs. Abs. Ap. Abs. Abs. Abs. Abs. Abs. Ap. Abs. Abs. Abs. Abs. Abs. Abs. Ap. Ap. 304.23*** - 6 Abs. 014.56*** - 309 Ap. 040.08*** - 12 Ap. 706.25*** - 4 Ap. 156.00*** - 8 Abs. 151.73*** - 32 Abs. 175.60*** 33 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 077.38*** 344 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 039.25*** - 12 Ap. 216.95*** - 700 Abs. 10.324*** - 1,035,960 Ap. 26.755*** - 688,530 Ap. 10.734*** - 19,729 Ap. 45.128*** - 259,460 Ap. 97.538*** - 107,617 Ap. 35.036*** - 155,000 Ap. 08.788*** - 155,700 Ap. 45.128*** - 8,760 Ap. 26.223*** - 161,452 Ap. 12.798*** - 216,232 Ap. 61.557*** - 257,500 Ap. 57.517*** - 80,743 Ap. 371.09*** 170 455 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 622.36*** 15 61 Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. 000.83*** - 2,039 Ap. 478.67*** - 2,121 Ap. 05.986*** - 571,072 Ap. 27.563*** - 90,932 Ap. 19.473*** - 173,400 Ap. 13.981*** - 47,300 Ap. 13.981*** - 42,900 Ap. 13.981*** - 10,400 Ap. 05.840*** - 101,600 Ap. Final Detailed Voting Map of the Annual General Stockholders' Meeting held on April 28, 2026 Deliberations CPF/CNPJ Balance of Common Shares Balance of Preferred Shares

05.840*** - 1,481,800 Ap. 24.457*** - 403,600 Ap. 07.897*** - 781,777 Ap. 05.838*** - 275,612 Ap. 05.986*** - 5,818,091 Ap. 10.205*** - 1 Ap. 44.364*** - 1,079,058 Ap. 42.995*** - 1,350,442 Ap. 65.791*** - 53,869 Ap. 65.379*** - 32,136 Ap. 53.780*** 29,712 341,092 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 008.69*** - 80 Ap. 011.36*** 14 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 263.63*** - 19,053 Rej. 091.23*** 396 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 52.440*** - 3,016,132 Ap. 451.88*** 2 - Ap. Ap. Ap. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Rej. Abs. Abs. Abs. Abs. 038.54*** 68 - Ap. Ap. Ap. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Ap. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 228.53*** - 2 Ap. 022.19*** - 33 Abs. 323.20*** - 3 Ap. 066.27*** - 13 Ap. 281.96*** 849 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 680.77*** 1,257 - Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Abs. 45.605*** - 57,642 Ap. 21.695*** - 365,808 Ap. 22.576*** - 1,706 Ap. 37.806*** 2,214 22,383 Ap. Ap. Ap. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Ap. Ap. Ap. Ap. Ap. 07.670*** - 4,944 Ap. 033.94*** - 30 Abs. 064.80*** 1,996 - Ap. Ap. Ap. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Ap. Abs. Abs. Ap. Ap. 18.608*** - 232,460 Ap. 18.608*** - 268,860 Ap. 33.464*** - 59,451 Ap. 50.729*** - 87,241 Ap. 50.729*** - 1,047,685 Ap. 22.292*** 78,692 335,141 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 22.292*** - 165,757 Ap. 50.729*** - 30,555 Ap. 32.628*** 18,128 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. 53.203*** - 502,032 Ap. 58.392*** 26,059 17,500 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 56.029*** 7,416 188,417 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 53.203*** - 77,950 Ap. 52.150*** 37,286 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. 53.922*** - 226,939 Ap. 42.592*** 71,173 190,570 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 49.962*** 43,800 84,635 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 49.962*** - 1,137,080 Ap. 53.922*** - 2,451,245 Ap. 32.642*** 278,944 188,757 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 53.922*** 126,000 9,290 Ap. Ap. Ap. Ap. Ap. Ap. Rej. Rej. Rej. Ap. Ap. Rej. Ap. Ap. Ap. Rej. Rej. Ap. Ap. Ap. Ap. Ap. 33.913*** - 192,383 Ap. 63.076*** - 37,100 Ap. 61.244*** 133,000 88,800 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 49.962*** - 4,181,449 Ap. 27.386*** 214,703 4,989,165 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 49.962*** - 297,299 Ap. 19.919*** - 380,092 Ap. 54.330*** - 8,755 Ap. 53.824*** 38,625 36,534 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 52.950*** 56,753 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. 53.922*** 32,400 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. 23.487*** - 13,937,826 Ap. 31.890*** 10,310 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. 53.922*** 516,306 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. 32.484*** 1,074,576 1,168,778 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 40.922*** 137,406 5,456,609 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 53.203*** - 602,079 Ap. 39.332*** 305,598 13,300 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 37.099*** - 423,216 Ap. 24.528*** 20,200 3,451,231 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 97.539*** - 400,527 Ap. 27.165*** 33,310 917,050 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 24.528*** - 4,442,266 Ap. 14.693*** 358,707 8,354,927 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 284.35*** - 35 Ap. 10.620*** - 946,717 Ap. 31.577*** - 18,924 Ap. 30.918*** - 1,215,031 Ap. 34.541*** - 402,232 Ap. 15.231*** - 99,939 Ap. 51.396*** 59,266 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. 64.075*** 279,539 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. 926.43*** 206 - Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 07.526*** - 91,842 Ap. 11.811*** - 3,095,549 Ap. 97.538*** - 7,441,950 Ap. 23.242*** - 97,143 Ap. 32.106*** 7,591 74,870 Ap. Ap. Ap. Ap. Rej. Ap. Rej. Ap. Rej. Ap. Rej. Rej. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Rej. Ap. 05.839*** - 5,720,896 Ap. 48.985*** - 255,616 Ap. 97.538*** - 202,877 Ap.

06.239*** - 110,725 Ap. 47.036*** - 30,983 Ap. 09.637*** - 119,700 Ap. 33.121*** - 69,020 Ap. 07.970*** - 128,300 Ap. 09.224*** - 103,500 Ap. 36.215*** - 277,900 Ap. 13.071*** - 44,362 Ap. 08.945*** - 403,372 Ap. 47.443*** - 10,311 Ap. 26.773*** - 8,000 Ap. 18.270*** - 501,033 Ap. 30.530*** - 419,607 Ap. 55.053*** - 52,035 Ap. 61.140*** - 24,165 Ap. 02.231*** - 5,140 Ap. 54.603*** - 83,617 Ap. 55.751*** - 28,959 Ap. 10.392*** - 2,226 Ap. 14.628*** - 408,458 Ap. 49.963*** - 56,650 Ap. 34.606*** - 1,691,063 Ap. 57.848*** - 15,065 Ap. 17.817*** - 12,279 Ap. 26.217*** - 20,507 Ap. 30.530*** - 171,331 Ap. 52.188*** - 30,089 Ap. 41.610*** - 184,491 Ap. 37.715*** - 83,636 Ap. 10.214*** - 421,589 Ap. 13.998*** - 37,058 Ap. 55.750*** - 50,000 Ap. 40.911*** - 3,400 Ap. 05.100*** - 844,950 Ap. 18.006*** - 25,000 Ap. 08.973*** - 816,037 Ap. 08.973*** - 407,604 Ap. 05.775*** - 10,386 Ap. 07.877*** - 195,409 Ap. 08.973*** 15,642 318,449 Ap. Ap. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Ap. Abs. Abs. 29.258*** - 1,120,000 Ap. 07.490*** - 103,500 Ap. 53.180*** - 26,600 Ap. 31.814*** - 3,550,802 Ap. 07.521*** - 2,293,625 Ap. 17.500*** - 17,336 Ap. 20.447*** - 72,363 Ap. 28.038*** - 58,500 Ap. 37.672*** - 14,456 Ap. 97.539*** - 3,956,675 Ap. 27.624*** - 7,813 Ap. 27.866*** - 617,326 Ap. 40.174*** - 5,428 Ap. 05.839*** - 517,650 Ap. 17.021*** - 291,625 Ap. 11.514*** - 136,630 Ap. 17.647*** - 272,052 Ap. 07.516*** 22,401 132,482 Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 31.814*** - 71,945 Ap. 45.919*** - 14,340 Ap. 24.489*** - 5,750 Ap. 11.841*** - 1,415,629 Ap. 54.069*** - 4,948 Ap. 48.138*** - 1,710,162 Ap. 42.045*** - 1,079,182 Ap. 34.043*** - 383,487 Ap. 16.718*** - 384,957 Ap. 05.839*** - 503,419 Ap. 48.619*** - 11,792 Ap. 48.619*** - 10,036 Ap. 13.429*** - 408,806 Ap. 19.310*** - 931,752 Ap. 21.779*** - 3,822 Ap. 12.525*** - 253,719 Ap. 07.345*** 45,100 135,296 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 49.839*** - 681,457 Ap. 31.477*** - 2,755,937 Ap. 54.464*** - 18,927 Ap. 09.343*** - 106,216 Ap. 07.593*** - 1,688,034 Ap. 05.872*** - 1,100,000 Ap. 38.226*** - 144,055 Ap. 11.538*** - 1,933,939 Ap. 36.178*** - 200,000 Ap. 108.95*** - 50 Rej. 503.06*** - 3 Ap. 33.541*** 60,842 158,547 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 41.239*** - 220,523 Ap. 09.089*** - 5,482,017 Ap. 17.274*** - 740,188 Ap. 352.20*** - 33 Abs. 024.49*** 249 - Abs. Ap. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. 824.62*** - 10 Rej.

298.18*** 13 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 524.43*** 6 16 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Rej. Rej. Rej. Ap. Rej. Rej. Rej. Rej. Ap. Ap. Ap. Ap. Ap. Ap. 97.539*** 19,527 355,574 Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 05.986*** - 2,639,055 Ap. 34.601*** - 4,430,139 Ap. 05.479*** 963,393 19,262,349 Ap. Ap. Ap. Rej. Rej. Ap. Rej. Rej. Rej. Ap. Rej. Rej. Ap. Rej. Ap. Rej. Rej. Ap. Ap. Ap. Rej. Ap. 05.987*** - 2,411,249 Ap. 35.036*** - 131,700 Ap. 49.331*** - 27,203 Ap. 17.075*** - 2,043,193 Ap. 08.840*** 1,379,234 43,890,913 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 07.536*** - 114,172 Ap. 34.525*** - 1,038,300 Ap. 97.539*** - 7,244,748 Ap. 61.430*** - 113,168 Ap. 97.539*** - 222,795 Ap. 97.539*** - 55,096,467 Ap. 48.358*** - 32,115 Ap. 024.06*** - 79 Ap. 046.20*** - 1,115 Abs. 774.97*** 39 295 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 050.75*** - 30 Ap. 833.32*** - 4,120 Ap. 322.43*** - 18 Rej. 120.05*** - 6 Ap. 09.367*** - 37,502 Ap. 297.02*** - 10 Ap. 196.95*** 226 453 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 07.140*** 64,894 508,320 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 09.286*** 139,359 455,899 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 11.423*** - 265,729 Ap. 001.57*** - 57 Ap. 62.337*** - 46,443 Ap. 43.533*** - 920,712 Ap. 34.662*** - 1,179,702 Ap. 26.301*** - 779,891 Ap. 27.866*** - 11,902 Ap. 10.596*** - 14,187 Ap. 23.127*** - 583,555 Ap. 08.360*** - 229,654 Ap. 07.418*** 230,565 42,157 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 08.268*** - 13,702 Ap. 21.722*** - 100,600 Ap. 07.345*** - 33,961 Ap. 41.941*** - 62,822 Ap. 05.838*** - 118,342 Ap. 14.888*** - 158,900 Ap. 97.539*** - 188,664 Ap. 399.40*** 113 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 144.72*** 300 - Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 08.914*** - 206,663 Ap. 42.868*** 39,247 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. 27.074*** - 49,402 Ap. 26.784*** - 133,346 Ap. 26.784*** 1,571 14,584 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 07.506*** - 4,620,558 Ap. 05.986*** - 82,424 Ap. 950.39*** - 50 Ap. 29.626*** - 20,110 Ap. 35.395*** - 5,844 Ap. 34.798*** - 57,750 Ap. 003.38*** 113 - Ap. Ap. Ap. Rej. Ap. Rej. Rej. Rej. Rej. Rej. Rej. Ap. Rej. Ap. Rej. Rej. Ap. Ap. Rej. Ap. Ap. 18.497*** - 8,348 Ap. 24.469*** - 205,392 Ap. 09.299*** - 41,854,690 Ap. 55.894*** - 61,200 Ap. 54.387*** - 196,524 Ap. 29.522*** - 97,154 Ap. 43.879*** - 303,304 Ap. 22.954*** - 1,460,640 Ap. 12.503*** - 321,932 Ap. 64.058*** - 6,742 Ap. 97.539*** - 248,515 Ap. 97.539*** - 1,339,186 Ap. 45.550*** - 201,833 Ap. 27.550*** - 994,268 Ap. 58.270*** - 49,669 Ap. 31.814*** - 1,789,093 Ap. 09.414*** - 846,479 Ap. 11.435*** - 442,554 Ap. 43.690*** - 150,115 Ap. 07.418*** - 509,736 Ap. 10.378*** - 3,700 Ap. 22.954*** 74,310 407,200 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 15.265*** - 788,267 Ap. 64.861*** - 571,707 Ap. 18.030*** - 99,318 Ap. 53.190*** - 578,602 Ap. 20.065*** - 1,594,242 Ap. 08.640*** - 317,184 Ap. 16.816*** - 4,910,062 Ap. 30.254*** - 456,556 Ap. 27.429*** - 86,903 Ap.

10.672*** - 61,006 Ap. 42.538*** - 8,034 Ap. 25.220*** - 56,991 Ap. 47.036*** - 23,726 Ap. 10.419*** - 540,823 Ap. 55.653*** - 1,004 Ap. 43.182*** - 177,717 Ap. 43.740*** - 230,314 Ap. 12.120*** 43,527 470,556 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Rej. Ap. 26.646*** - 3,965 Ap. 034.22*** - 15 Abs. 076.93*** 5 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 025.39*** 13 - Abs. Abs. Abs. Ap. Ap. Abs. Ap. Abs. Abs. Abs. Abs. Ap. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 062.86*** 13 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Rej. 419.53*** - 14 Abs. 041.19*** - 679 Abs. 52.854*** - 113,747 Ap. 52.854*** - 403,997 Ap. 035.69*** 3,800 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 388.83*** - 5 Ap. 29.607*** - 64,500 Ap. 27.439*** - 28,765 Ap. 18.461*** - 339 Ap. 53.780*** - 1,002,528 Ap. 310.93*** 47 - Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. 119.34*** - 13 Ap. 055.20*** 3 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 56.707*** - 269,916 Ap. 40.284*** - 24,108 Ap. 30.254*** 4,425 335,540 Ap. Ap. Ap. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Ap. Ap. Ap. Ap. Ap. 23.563*** - 86,135 Ap. 16.947*** - 426,243 Ap. 34.401*** - 43,221 Ap. 048.69*** - 35 Ap. 056.66*** - 135 Ap. 324.99*** 169 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Rej. 056.03*** - 72 Ap. 511.06*** - 10 Abs. 069.10*** - 16 Ap. 27.474*** - 227,600 Ap. 41.063*** - 3,258,703 Ap. 09.518*** - 21,929,340 Ap. 05.838*** - 184,660,287 Ap. 07.506*** 33,887 30,076 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 022.28*** 2,152 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 14.366*** - 122,807 Ap. 09.336*** - 294,035 Ap. 16.947*** - 8,801,105 Ap. 07.604*** - 5,348,093 Ap. 08.561*** - 1,377,207 Ap. 09.330*** - 17,428 Ap. 54.515*** - 207,013 Ap. 31.814*** - 481,237 Ap. 14.623*** - 7,700,000 Ap. 331.97*** - 250 Ap. 064.70*** 1,500 - Ap. Ap. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 048.26*** - 566 Ap. 102.22*** 39 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 022.74*** - 836 Ap. 221.81*** - 113 Ap. 088.98*** 10 170 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Rej. 373.63*** 100 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 027.00*** - 6,798 Abs. 757.67*** 906 1,369 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 463.90*** 20 15 Ap. Ap. Rej. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. 114.24*** 11 - Ap. Ap. Ap. Ap. Ap. Ap. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Ap. Abs. Abs. Ap. Ap. 065.82*** - 34 Ap. 51.360*** - 725,389 Ap. 07.496*** - 5,302,942 Ap. 13.796*** - 171,186 Ap. 09.354*** - 539,274 Ap. 10.381*** - 58,791 Ap. 23.905*** - 197,917 Ap. 27.866*** - 23,613,015 Ap. 27.844*** - 18,289 Ap. 62.743*** - 1,442 Ap. 27.866*** - 8,109,861 Ap. 27.866*** - 529,432 Ap. 17.575*** - 88,374 Ap. 180.35*** - 5,150 Abs. 14.162*** - 150,700 Ap. 19.966*** - 1,445,931 Ap. 97.539*** - 389,393 Ap. 17.500*** - 46,471 Ap. 08.988*** - 283,147 Ap. 165.97*** - 898 Ap. 002.25*** 271 - Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 05.839*** - 1,494,521 Ap. 19.966*** - 262,500 Ap. 44.684*** - 1,355 Ap. 42.555*** - 16,114 Ap. 43.968*** - 2,256 Ap. 42.936*** - 3,442 Ap.

63.099*** - 451,569 Ap. 97.539*** - 27,241,423 Ap. 13.442*** - 722,601 Ap. 810.79*** - 1 Ap. 205.55*** - 1,326 Ap. 17.181*** - 36,437 Ap. 18.214*** - 84,278 Ap. 229.93*** 51 - Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 366.52*** 35 135 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 116.72*** - 453 Ap. 819.71*** - 2 Ap. 50.221*** 41,241 440,850 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 15.154*** - 247,210 Ap. 09.286*** - 85,223 Ap. 832.03*** 268 - Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. 386.68*** 79 - Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 263.84*** - 12 Ap. 323.34*** - 1 Ap. 379.33*** 557 - Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 050.90*** 100 - Ap. Ap. Ap. Ap. Ap. Rej. Ap. Rej. Abs. Abs. Abs. Ap. Rej. Ap. Abs. Abs. Ap. Abs. Abs. Rej. Rej. 153.56*** - 2 Ap. 08.548*** - 694,193 Ap. 10.553*** - 1,574,882 Ap. 17.036*** - 216,736 Ap. 54.250*** - 28,895 Ap. 06.238*** - 13,934,731 Ap. 31.050*** - 1,472,381 Ap. 57.247*** - 135,354 Ap. 57.731*** - 45,330 Ap. 57.587*** - 9,566 Ap. 05.987*** - 7,802,876 Ap. 50.072*** - 36,507 Ap. 61.749*** - 311,854 Ap. 97.539*** - 14,808 Ap. 19.808*** - 1,260,071 Ap. 45.971*** - 101,314 Ap. 31.322*** - 3,019,933 Ap. 51.360*** - 181 Ap. 45.261*** - 25,584 Ap. 09.116*** - 764,823 Ap. 31.914*** - 10,465,524 Ap. 16.816*** - 3,480,871 Ap. 14.012*** - 6,480,370 Ap. 61.838*** - 24,611 Ap. 27.084*** - 557,829 Ap. 14.027*** - 2,720,647 Ap. 27.463*** - 225,729 Ap. 23.874*** - 2,326,070 Ap. 11.030*** - 10,259,843 Ap. 24.779*** - 2,932,020 Ap. 10.678*** - 115,859 Ap. 26.784*** - 5,476 Ap. 351.31*** 39 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Abs. Abs. Ap. 65.325*** - 18,824 Ap. 48.977*** - 47,650 Ap. 11.882*** - 523,191 Ap. 52.013*** - 431,703 Ap. 17.867*** - 11,712 Ap. 23.771*** - 96,465 Ap. 13.296*** - 113,924 Ap. 63.969*** - 2,926 Ap. 13.562*** - 700 Ap. 186.82*** 750 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Ap. 120.69*** - 900 Ap. 33.913*** - 2,575 Ap. 16.878*** - 125,865 Ap. 05.987*** - 3,996,185 Ap. 08.571*** - 9,732 Ap. 07.140*** - 8,773 Ap. 11.458*** - 29,325 Ap. 034.85*** 20 - Ap. Ap. Ap. Ap. Abs. Abs. Abs. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Rej. Rej. Ap. Abs. Ap. Ap. 612.49*** - 1 Abs. 539.00*** 203 - Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Abs. Ap. Abs. Ap. Abs. Abs. Ap. Ap. Ap. Ap. Ap. 845.66*** - 35 Ap. 008.05*** - 25 Ap. 656.21*** 60 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 616.72*** - 200 Ap. 341.12*** 8,458 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Abs. Abs. Ap. 034.51*** - 412 Ap. 46.661*** - 26,743 Ap. 33.701*** - 132,107 Ap. 50.472*** - 352,754 Ap. 28.979*** 1,312 16,800 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 28.394*** 141,731 25,170 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 24.728*** - 50,700 Ap. 28.990*** 580,800 6,316,200 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 31.577*** 67,469 725,400 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 97.539*** - 720,102 Ap. 14.713*** - 3,843,549 Abs. 11.274*** - 735,260 Abs. 19.573*** - 368,200 Ap. 34.448*** - 283,751 Ap. 21.926*** - 429,650 Ap.

08.857*** - 1,195,947 Ap. 392.50*** 279 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 24.224*** - 405,470 Ap. 31.604*** - 347,982 Ap. 10.400*** - 16,000 Ap. 23.952*** - 215,651 Ap. 05.987*** - 122,619 Ap. 05.987*** - 554,343 Ap. 20.813*** 196,485 696,455 Ap. Ap. Ap. Ap. Rej. Ap. Rej. Ap. Rej. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Rej. Ap. 17.934*** - 171,100 Ap. 34.401*** - 18,746 Ap. 050.38*** 1 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 104.80*** - 1 Ap. 402.29*** 154 - Ap. Ap. Ap. Ap. Ap. Ap. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Ap. Abs. Abs. Ap. Ap. 697.12*** - 11 Abs. 219.32*** - 5 Abs. 046.27*** - 158 Rej. 396.19*** - 21 Ap. 303.45*** - 38 Ap. 018.80*** - 3 Ap. 27.866*** - 523,994 Ap. 27.866*** - 215,730 Ap. 19.184*** - 1,613,573 Ap. 54.711*** 224,770 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. 08.972*** - 36,242 Ap. 21.430*** - 3,629 Ap. 60.140*** - 190,991 Ap. 22.321*** - 820,537 Abs. 34.825*** 5,618 59,493 Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 48.820*** 8,475 89,688 Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 09.001*** - 4,341,202 Ap. 05.987*** - 3,039,056 Ap. 31.629*** - 1,677,092 Ap. 45.512*** - 9,895 Ap. 50.729*** - 1,495,423 Ap. 36.574*** - 114,347 Ap. 44.216*** - 2,762,300 Ap. 05.987*** - 2,421,594 Ap. 26.708*** - 122,254,392 Ap. 22.510*** - 27,300 Ap. 30.769*** - 2,569,929 Ap. 08.765*** - 96,803,592 Ap. 27.109*** - 5,001,373 Ap. 55.105*** - 3,682,916 Ap. 26.729*** - 54,069,634 Ap. 27.257*** - 2,676,565 Ap. 25.169*** - 10,168,187 Ap. 54.792*** - 28,126 Ap. 55.105*** - 13,518,889 Ap. 25.169*** - 12,080,970 Ap. 25.169*** - 19,382 Ap. 29.361*** - 547,450 Ap. 23.590*** - 53,004 Ap. 18.858*** - 85,460 Ap. 221.03*** - 1,472 Ap. 530.17*** - 100 Abs. 007.46*** - 514 Ap. 258.80*** 1,923 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 671.12*** 143 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Ap. 023.95*** 1,130 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 121.95*** - 1 Ap. 97.539*** - 123,107 Ap. 356.24*** 129 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 32.106*** - 1,317,518 Ap. 63.594*** - 14,455 Ap. 32.106*** 86,520 1,014,348 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Rej. Ap. 17.036*** - 1,577,351 Ap. 17.036*** - 5,513,818 Ap. 58.425*** - 133,810 Ap. 13.679*** - 447,200 Ap. 46.375*** - 3,778 Abs. 10.569*** - 261,859 Ap. 530.36*** 453 - Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Abs. 821.94*** - 10 Ap. 13.081*** - 405,511 Ap. 43.396*** - 3,100 Ap. 34.401*** - 39,685 Ap. 038.38*** - 500 Abs. 63.986*** - 44,300 Ap. 20.796*** - 361,543 Ap. 11.390*** 27,767 39,881 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 63.135*** - 200,524 Ap. 41.222*** 1,079,827 6,176,864 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 63.135*** - 30,298 Ap. 61.664*** - 9,569 Ap. 43.533*** 89,058 - Ap. Ap. Ap. Ap. Rej. Ap. Rej. Rej. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Rej. Rej. Ap. Ap. Ap. Ap. 45.343*** - 34,952 Ap. 43.533*** - 1,759,663 Ap. 43.533*** - 629,834 Ap. 43.533*** - 254,749 Ap. 44.700*** 42,877 459,029 Ap. Ap. Ap. Ap. Rej. Ap. Rej. Rej. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Rej. Rej. Ap. Ap. Ap. Ap. Ap. 613.02*** 11 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Ap. 785.11*** 22 - Ap. Ap. Ap. Rej. Rej. Ap. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Ap. Ap. Ap. Rej. Rej.

034.54*** - 17 Ap. 028.15*** - 3 Ap. 05.839*** - 786,800 Ap. 07.622*** - 96,558 Ap. 19.985*** - 119,235 Ap. 068.41*** 33 - Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 112.02*** 11 - Ap. Abs. Rej. Abs. Abs. Abs. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Ap. Rej. Rej. Abs. Rej. 243.99*** 300 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 07.237*** - 311,962 Ap. 40.508*** - 392,653 Ap. 48.778*** 26,955 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. 46.629*** 1,162,870 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. 10.240*** - 33 Ap. 97.539*** - 207,247 Ap. 36.719*** - 16,583 Ap. 36.719*** - 8,688 Ap. 07.604*** 30,918 47,051 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 21.166*** - 25,481 Ap. 07.140*** - 1,369,595 Ap. 15.585*** 24,224 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Ap. Ap. Ap. Abs. 64.761*** - 279,118 Ap. 38.003*** - 10,874 Ap. 53.478*** - 18,419 Ap. 09.330*** - 124,996 Ap. 62.873*** - 84,732 Ap. 09.063*** - 1,737,785 Ap. 05.839*** - 2,000 Ap. 48.475*** - 4,200 Ap. 61.409*** - 24,700 Ap. 53.176*** - 249,622 Ap. 11.324*** - 30,563 Ap. 45.528*** 107,079 185,781 Ap. Ap. Ap. Ap. Rej. Ap. Rej. Rej. Rej. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 11.324*** - 17,898 Ap. 41.708*** - 39,193 Ap. 27.277*** - 222,800 Ap. 14.809*** - 252,788 Ap. 14.809*** 2,400 23,500 Ap. Ap. Ap. Ap. Rej. Ap. Rej. Rej. Rej. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 45.937*** - 1,610,029 Ap. 53.428*** - 165,266 Ap. 19.260*** - 324,870 Ap. 37.560*** - 17,640 Ap. 44.876*** - 72,385 Ap. 44.876*** - 517,752 Ap. 45.937*** - 128,486 Ap. 55.254*** - 8,594 Ap. 30.291*** - 147,692 Ap. 63.914*** - 500 Ap. 14.624*** - 13,936 Ap. 47.054*** - 98,684 Ap. 13.502*** - 146,413 Ap. 97.539*** - 856,373 Ap. 47.848*** - 500,387 Ap. 14.623*** - 156,700 Ap. 32.484*** - 72,885 Ap. 16.947*** - 59,956,203 Ap. 46.375*** - 1,148,919 Ap. 16.947*** - 7,063,632 Ap. 14.494*** 7,531 79,394 Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 97.539*** - 99,610 Ap. 37.659*** - 143,666 Ap. 24.676*** - 1,755,181 Ap. 46.375*** - 1,107,327 Ap. 35.768*** - 41,758 Ap. 09.620*** - 2,131,333 Ap. 24.935*** - 5,902,772 Ap. 13.834*** - 1,739,314 Ap. 13.834*** - 1,665,632 Ap. 08.295*** - 111,828,828 Ap. 09.089*** - 100,438 Ap. 11.184*** - 12,888,405 Ap. 07.622*** - 22,132,394 Ap. 97.539*** - 1,331,744 Ap. 326.41*** - 34 Rej. 851.64*** - 375 Ap. 078.05*** - 309 Ap. 011.82*** - 15 Ap. 087.01*** 1 - Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 015.21*** 72 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 063.70*** - 565 Ap. 15.059*** - 34,103 Ap. 41.286*** - 503,814 Ap. 07.942*** - 728,353 Ap. 28.734*** - 1,834,983 Ap. 272.34*** - 1 Ap. 191.19*** 5,000 2,000 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 345.26*** 8 14 Ap. Ap. Rej. Rej. Rej. Rej. Rej. Ap. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Ap. Rej. Rej. Rej. Rej. Rej. 006.83*** 3,965 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 266.63*** 113 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 076.40*** - 226 Abs. 921.48*** 100 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 22.550*** - 2,919,918 Ap. 26.565*** - 856,998 Ap. 20.477*** - 11,276,560 Ap.

39.514*** - 454,447 Ap. 07.418*** - 195,789 Ap. 460.79*** - 23 Abs. 402.33*** - 164 Abs. 017.12*** 116 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 131.57*** - 7 Ap. 643.77*** - 226 Ap. 266.77*** - 15 Ap. 849.66*** 60 - Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Ap. 493.05*** 164 - Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 454.43*** 32 - Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Ap. 013.43*** 400 - Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 086.56*** - 4 Ap. 005.60*** - 6,680 Ap. 048.83*** 8 - Ap. Ap. Ap. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 173.50*** - 13 Ap. 024.96*** - 206 Ap. 541.20*** - 7,065 Ap. 004.05*** - 700 Ap. 158.16*** - 60 Ap. 220.80*** 113 - Abs. Ap. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 043.05*** - 2 Abs. 912.41*** - 100 Ap. 074.63*** 20 - Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 97.539*** - 203,355 Ap. 39.930*** 310,019 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Ap. Ap. Ap. Abs. 97.539*** - 218,483 Ap. 54.026*** - 16,482 Ap. 49.444*** - 352,009 Ap. 20.397*** - 469,837 Ap. 40.841*** - 1,210,015 Ap. 97.539*** - 3,204,121 Ap. 31.978*** - 1,457,042 Ap. 28.979*** - 1,563,374 Ap. 97.540*** - 1,538,109 Ap. 38.860*** - 875,982 Ap. 97.540*** - 15,196 Ap. 97.539*** - 3,929,752 Ap. 97.539*** - 4,491,430 Ap. 97.539*** - 599,810 Ap. 40.091*** - 243,732 Ap. 019.81*** - 22 Abs. 285.25*** - 22 Ap. 991.69*** 2,111 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 547.14*** 1,133 - Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 618.61*** - 226 Abs. 891.92*** - 10 Abs. 072.26*** 25 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 05.839*** - 37,897 Ap. 12.567*** - 56,658 Ap. 29.951*** - 430,595 Ap. 864.95*** 412 - Ap. Ap. Ap. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Rej. Ap. 052.97*** 731 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Abs. Abs. Rej. Rej. 05.870*** - 4,182,500 Ap. 56.883*** - 865,553 Ap. 53.272*** - 1,582,300 Ap. 36.853*** - 424,617 Ap. 20.270*** - 426,365 Ap. 35.087*** - 85,088 Ap. 42.389*** - 1,133,838 Ap. 36.828*** - 85,112 Ap. 17.582*** - 1,341,714 Ap. 22.591*** - 28,254 Ap. 934.52*** 11 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 132.95*** 10 - Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Abs. Abs. Ap. Ap. Ap. Ap. Abs. Abs. Ap. Abs. Abs. Ap. Ap. 10.524*** - 1,490,169 Ap. 18.149*** - 637,119 Ap. 428.24*** - 8 Ap. 016.87*** - 6 Abs. 950.24*** 172 - Abs. Ap. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Rej. Rej. 21.980*** - 472,244 Ap. 32.497*** - 87,342 Ap. 15.746*** - 5,202,100 Ap. 97.539*** - 652,200 Ap. 873.06*** - 1,359 Ap. 30.918*** - 713,332 Ap. 14.781*** - 89,788 Ap. 10.454*** - 126,492 Ap. 13.981*** - 773,500 Ap. 09.529*** - 182,671 Ap. 19.698*** - 290,230 Ap. 300.78*** - 1 Ap. 811.20*** 25 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 328.94*** - 750 Ap. 21.881*** 42,812 203,844 Ap. Ap. Ap. Rej. Rej. Rej. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 29.264*** 3,400 11,103 Ap. Ap. Ap. Rej. Rej. Rej. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 44.602*** 33,810 261,352 Ap. Ap. Ap. Rej. Rej. Rej. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 12.094*** 196,524 2,189,840 Ap. Ap. Ap. Rej. Rej. Rej. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 20.849*** 19,471 136,085 Ap. Ap. Ap. Rej. Rej. Rej. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 09.470*** 82,369 590,755 Ap. Ap. Ap. Rej. Rej. Rej. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 05.479*** 1,429,044 15,498,313 Ap. Ap. Ap. Rej. Rej. Rej. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 37.099*** - 620,415 Ap. 21.962*** - 570,029 Ap.

26.160*** 17,448 605,811 Ap. Ap. Ap. Rej. Rej. Rej. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 28.328*** - 4,346 Ap. 06.943*** - 103,509 Ap. 49.331*** - 74,296 Ap. 124.36*** 16 - Ap. Ap. Ap. Ap. Ap. Ap. Abs. Ap. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Ap. Abs. Ap. Ap. Ap. 39.383*** - 126,075 Ap. 43.105*** - 113,204 Ap. 42.133*** - 401,174 Ap. 34.027*** - 430,800 Ap. 33.047*** - 1,935,988 Ap. 32.047*** - 891,573 Ap. 40.364*** - 9,743 Ap. 09.526*** - 815,224 Ap. 54.026*** - 559,039 Ap. 09.627*** - 467,954 Ap. 07.140*** - 45,851 Ap. 43.761*** - 12,137 Ap. 06.541*** - 750,546 Ap. 066.59*** - 120 Abs. 459.04*** 22 - Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 004.78*** - 515 Ap. 052.30*** - 154 Ap. 930.45*** - 4 Ap. 096.01*** - 148 Ap. 165.16*** 40 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Ap. 325.59*** - 189 Ap. 076.85*** - 11 Abs. 295.64*** - 119 Abs. 015.21*** 58 - Ap. Ap. Ap. Rej. Rej. Rej. Rej. Ap. Rej. Rej. Rej. Rej. Rej. Ap. Rej. Rej. Ap. Rej. Rej. Ap. Ap. 029.15*** - 2,060 Ap. 099.19*** - 2,400 Ap. 034.03*** - 262 Ap. 403.28*** - 1 Ap. 042.97*** - 1 Ap. 035.30*** - 309 Abs. 214.67*** - 145,468 Ap. 278.69*** - 5 Abs. 478.80*** - 1,030 Ap. 31.814*** - 123,956 Ap. 44.692*** - 100,935 Ap. 44.692*** - 879,205 Ap. 38.949*** 6,206 70,219 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Rej. Ap. 47.937*** - 88,842 Ap. 42.355*** - 33,042 Ap. 42.355*** - 346,984 Ap. 034.45*** 103 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 38.860*** - 73,000 Ap. 38.756*** - 136,000 Ap. 05.839*** 37,671 777,096 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 417.30*** - 1 Abs. 20.349*** - 200,985 Ap. 13.580*** - 490,996 Ap. 39.514*** - 109,200 Ap. 112.07*** - 400 Ap. 142.36*** - 113 Abs. 684.63*** - 30 Abs. 147.39*** - 5,829 Ap. 116.80*** 246 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Rej. Rej. Ap. Rej. Ap. Ap. Ap. Rej. Ap. Rej. Abs. Abs. 513.70*** 113 - Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 768.15*** - 28 Ap. 181.67*** - 687 Ap. 170.94*** - 82 Abs. 371.15*** - 2,945 Ap. 039.54*** - 161 Ap. 785.24*** 24 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 981.74*** 2 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 129.95*** - 60 Ap. 347.77*** - 11 Ap. 220.95*** - 66,250 Abs. 849.32*** - 505 Abs. 023.05*** - 10 Abs. 378.82*** - 3 Ap. 218.89*** - 8 Abs. 046.86*** - 4 Ap. 219.49*** - 14 Ap. 183.61*** - 113 Abs. 05.839*** - 214,500 Ap. 030.71*** - 60 Rej. 478.81*** - 3 Ap. 129.48*** - 34 Ap. 390.30*** 15 - Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 664.43*** - 47 Ap. 48.331*** - 597,204 Ap. 35.211*** - 26,266 Ap. 20.544*** - 976,268 Ap. 14.963*** - 660,003 Ap. 29.237*** - 376,217 Ap. 29.485*** - 892,524 Ap. 34.768*** - 85,593 Ap. 14.988*** - 3,636,326 Ap. 33.580*** 31,824 232,212 Ap. Ap. Ap. Rej. Rej. Rej. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 20.162*** - 194,857 Ap. 21.242*** - 34,000 Ap.

10.561*** - 515 Ap. 57.564*** - 924 Ap. 08.265*** - 455,773 Ap. 29.264*** - 524,260 Ap. 098.45*** 226 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 41.167*** - 171,001 Ap. 26.431*** - 2,219,487 Ap. 14.204*** - 406,670 Ap. 17.858*** - 1,258,261 Ap. 20.923*** - 110,681 Ap. 33.968*** - 105,655 Ap. 08.451*** - 575,285 Ap. 05.839*** - 196,001 Ap. 05.987*** - 405,020 Ap. 97.539*** - 1,034,462 Ap. 27.532*** - 613 Ap. 27.545*** - 13,882 Ap. 21.542*** - 3,138 Ap. 05.840*** - 335,342 Ap. 05.840*** - 279,416 Ap. 30.769*** - 214,141 Ap. 52.647*** - 1,559,407 Ap. 30.402*** - 13,202,367 Ap. 45.646*** - 9,200 Ap. 05.839*** - 29,097 Ap. 48.200*** - 27,511 Ap. 204.62*** 793 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Rej. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 032.18*** - 2 Ap. 09.048*** - 620,251 Ap. 39.687*** - 1,952,287 Ap. 29.085*** - 27,082 Ap. 08.434*** - 305,000 Ap. 15.341*** - 67,259 Ap. 08.601*** - 53,148 Ap. 35.304*** - 311,683 Ap. 46.732*** - 43,466 Ap. 11.748*** - 869,646 Ap. 20.349*** - 192,105 Ap. 08.291*** - 4,290,848 Ap. 32.894*** - 3,506,574 Ap. 44.216*** 65,900 130,748 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 35.510*** - 918,535 Ap. 12.458*** - 6,247 Ap. 41.977*** - 19,898 Ap. 08.428*** - 26,807 Ap. 12.976*** - 303,733 Ap. 28.072*** - 275,942 Ap. 97.539*** - 5,081,256 Ap. 97.539*** - 3,930,873 Ap. 07.141*** - 129,162 Ap. 08.579*** 48,832 3,828,555 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 06.943*** - 1,458,907 Ap. 14.240*** - 102,944 Ap. 832.51*** 375 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. 009.23*** - 1 Ap. 05.839*** - 687,262 Ap. 14.461*** - 156,914 Ap. 19.837*** - 270,299 Ap. 33.857*** - 55,500 Ap. 47.319*** - 694,064 Ap. 97.539*** - 444,350 Ap. 24.945*** - 637,994 Ap. 38.100*** - 350,331 Ap. 39.603*** - 24,812 Ap. 97.539*** - 17,565 Ap. 97.539*** - 52,487 Ap. 15.305*** - 27,163 Ap. 32.131*** - 4,058 Ap. 05.839*** 1,226,699 82,380,869 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 07.940*** - 1,305,289 Ap. 05.839*** - 1,203,143 Ap. 10.416*** - 98,430 Ap. 19.874*** - 1,364,889 Ap. 19.874*** - 552,511 Ap. 53.673*** - 146,448 Ap. 09.627*** - 185,557 Ap. 18.077*** - 249,817 Ap. 09.073*** - 5,160,194 Ap. 23.794*** - 5,636,918 Ap. 08.571*** - 7,041,162 Ap. 53.780*** - 160,659 Ap. 07.418*** - 199,834 Ap. 07.647*** - 335,640 Ap. 07.418*** - 5,516,782 Ap. 11.906*** - 676,421 Ap. 26.206*** - 339,469 Ap. 12.938*** - 924,757 Ap. 97.539*** - 666,872 Ap. 36.131*** - 350,400 Ap. 08.688*** - 15,500 Ap. 05.839*** - 134,269 Ap. 076.64*** 411 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. 05.839*** - 6,079 Ap.

028.40*** - 10 Ap. 05.987*** - 550,375 Ap. 60.347*** - 483,861 Ap. 05.479*** 97,850 196,894 Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Rej. Ap. Rej. Rej. Ap. Ap. Ap. Rej. Rej. Ap. Ap. Ap. Rej. Ap. 380.15*** - 377 Abs. 210.50*** 339 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. 042.18*** 103 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 05.987*** - 211,309 Ap. 19.573*** - 47,512 Ap. 05.839*** - 758,500 Ap. 10.762*** - 68,592 Ap. 114.66*** - 77 Ap. 49.523*** - 11,224 Ap. 08.075*** - 26,525 Ap. 05.840*** - 63,296 Ap. 32.556*** - 5,253 Ap. 236.55*** 2 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 099.11*** - 30 Ap. 044.10*** 72 - Ap. Ap. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Ap. Abs. Abs. Abs. Abs. 582.30*** - 594 Ap. 235.63*** 3,701 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Abs. Abs. Abs. Ap. Abs. Abs. Abs. Ap. Ap. Ap. Rej. Ap. Ap. 234.38*** - 65 Ap. 228.12*** - 26 Abs. 043.31*** - 200 Ap. 340.67*** - 630 Abs. 041.26*** - 225 Ap. 358.05*** 13 40 Ap. Abs. Ap. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Ap. 038.14*** - 66 Abs. 457.01*** 901 - Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 018.90*** 16 - Ap. Ap. Ap. Rej. Rej. Rej. Rej. Rej. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Rej. Rej. Ap. Ap. Rej. Rej. 34.662*** - 1,355,377 Ap. 09.145*** - 60,227,971 Ap. 97.540*** - 6,307,978 Ap. 29.990*** - 86,300 Ap. 21.086*** - 290,857 Ap. 14.879*** - 48,461 Ap. 49.058*** 8,770 - Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 32.642*** - 7,704 Ap. 45.226*** 224,656 2,393,596 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Abs. 10.374*** - 235,868 Ap. 10.374*** - 434,216 Ap. 40.905*** - 12,796 Ap. 26.538*** - 308,400 Ap. 10.700*** - 2,500,932 Ap. 10.374*** - 848,117 Ap. 10.374*** - 549,098 Ap. 476.17*** - 50 Ap. 042.14*** 328 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. 27.778*** - 120,636 Ap. 37.327*** - 406,509 Ap. 36.775*** - 154,975 Ap. 07.908*** - 8,857,046 Ap. 54.423*** - 639,444 Ap. 292.37*** - 226 Ap. 05.838*** - 130,620 Ap. 104.43*** - 3 Ap. 27.311*** - 35,423 Ap. 26.496*** - 16,988 Ap. 07.345*** - 892,204 Ap. 05.839*** - 43,491 Ap. 17.350*** - 394,400 Ap. 48.650*** - 146,092 Ap. 05.839*** - 230,810 Ap. 05.839*** 73,191 2,498,964 Ap. Ap. Ap. Rej. Rej. Rej. Rej. Rej. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Rej. Rej. Ap. Ap. Ap. Ap. Ap. 09.163*** - 8,895,406 Ap. 17.224*** - 939,993 Ap. 26.292*** - 660,008 Ap. 19.847*** - 6,534,286 Ap. 57.433*** - 153,000 Ap. 50.072*** - 9,745 Ap. 08.282*** - 118,953 Ap. 58.642*** - 103,071 Ap. 58.642*** - 463,510 Ap. 23.879*** - 299,747 Ap. 30.660*** - 364,768 Ap. 041.74*** 11 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 083.90*** - 11 Rej. 090.06*** 4 - Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. 039.49*** - 8 Ap. 054.35*** 443 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 059.61*** 55 - Ap. Ap. Ap. Rej. Rej. Ap. Rej. Ap. Ap. Rej. Ap. Ap. Rej. Ap. Ap. Rej. Rej. Rej. Ap. Rej. Ap. 63.116*** - 31,400 Ap. 42.012*** - 74,341 Ap. 43.533*** 12,826 165,522 Ap. Ap. Ap. Rej. Rej. Rej. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 21.561*** - 42,951 Ap. 36.234*** - 2,520,030 Ap. 61.467*** - 116,945 Ap. 52.133*** - 6,950 Ap. 48.293*** - 4,096 Ap. 49.039*** - 131,459 Ap. 058.91*** 226 - Ap. Ap. Ap. Ap. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Ap. Ap. 411.85*** 3 16 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 165.86*** - 15 Ap.

13.562*** - 1,251,300 Ap. 553.61*** 2,223 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 002.26*** - 476 Ap. 241.38*** 660 800 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. 229.95*** - 206 Abs. 162.42*** - 226 Ap. 31.692*** - 594,752 Ap. 49.764*** - 295,033 Ap. 991.09*** - 273 Ap. 599.62*** 20 - Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. 279.95*** 740 - Abs. Ap. Ap. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Ap. 996.44*** 381 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. 030.95*** - 12 Ap. 22.631*** 24,586 296,855 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 115.27*** - 11 Ap. 644.08*** 1,133 - Ap. Ap. Ap. Ap. Ap. Rej. Ap. Rej. Ap. Ap. Ap. Rej. Ap. Rej. Ap. Rej. Ap. Rej. Ap. Ap. Ap. 270.70*** 18 23 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 387.22*** - 730 Abs. 246.47*** 62,700 - Ap. Ap. Rej. Ap. Ap. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 741.45*** 400 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 073.97*** 80 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Abs. Abs. Rej. 326.98*** 110 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 300.93*** - 321 Ap. 055.54*** 1,710 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 075.80*** - 3 Ap. 131.35*** 76 138 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 047.34*** 228 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 44.700*** - 5,116,174 Ap. 056.96*** - 113 Abs. 060.98*** - 119,302 Ap. 05.839*** - 51,716 Ap. 07.889*** - 80,111 Ap. 10.263*** - 140,711 Ap. 05.987*** - 327,124 Ap. 27.222*** - 26,095 Ap. 06.239*** - 806,538 Ap. 22.360*** - 8,060 Ap. 22.410*** - 834,433 Ap. 28.271*** - 47,749 Ap. 22.501*** - 11,846 Ap. 51.817*** - 69,645 Ap. 40.136*** - 8,354 Ap. 45.029*** - 45,790 Ap. 10.223*** - 204,621 Ap. 05.839*** - 289,178 Ap. 47.036*** - 102,630 Ap. 42.921*** - 1,540,778 Ap. 26.737*** - 386,312 Ap. 38.100*** - 1,404,374 Ap. 806.63*** 85 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 031.22*** 226 - Abs. Abs. Rej. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Rej. Rej. 97.540*** - 91,867 Ap. 97.540*** - 25,327 Ap. 06.943*** 261,929 111,715 Ap. Ap. Ap. Ap. Ap. Ap. Rej. Rej. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Rej. Rej. Ap. Ap. Ap. Ap. Ap. 24.297*** - 18,511 Ap. 20.733*** - 375,083 Ap. 20.133*** - 20,248 Ap. 97.539*** - 81,351 Ap. 65.674*** - 13,800 Ap. 97.540*** - 128,783 Ap. 26.087*** - 722,516 Ap. 13.981*** - 2,733 Ap. 97.540*** - 395,861 Ap. 31.577*** - 802,078 Ap. 11.100*** 647,015 6,533,674 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Rej. Ap. 18.407*** 810,080 8,314,426 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Rej. Ap. 09.294*** 146,160 1,504,175 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Rej. Ap. 36.659*** - 1,252,068 Ap. 48.429*** 6,818 69,913 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 12.930*** - 16,019 Ap. 17.718*** 93,320 1,009,530 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Abs. 23.771*** 56,948 304,874 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Abs. 05.986*** - 12,776 Ap. 41.081*** - 171,058 Ap. 30.463*** - 280,792 Ap. 05.450*** - 25,832 Ap. 038.39*** - 130 Ap. 434.42*** 1,359 - Ap. Ap. Rej. Rej. Rej. Rej. Rej. Rej. Ap. Ap. Ap. Rej. Ap. Abs. Ap. Ap. Ap. Ap. Rej. Rej. Rej. 07.237*** - 599,005 Ap. 07.104*** - 1,194,545 Ap. 09.644*** - 22,600 Ap. 57.172*** - 268,860 Ap. 08.268*** - 12,482 Ap. 09.396*** - 59,694 Ap. 575.38*** 1,648 - Ap. Ap. Ap. Ap. Ap. Ap. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Ap. Ap. Ap. Ap. Ap. 507.43*** 206 - Ap. Ap. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 21.281*** - 31,915 Ap. 97.540*** - 16,567 Ap. 027.04*** - 105 Abs. 07.529*** - 565,522 Ap. 07.529*** - 525,221 Ap. 007.13*** 1 - Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 32.399*** - 1,304,201 Ap.

56.951*** - 132,951 Ap. 230.52*** - 550 Ap. 05.839*** - 141,321 Ap. 42.389*** - 1,133 Ap. 06.134*** - 435,576 Ap. 27.866*** - 6,191,382 Ap. 34.900*** - 815,569 Ap. 24.569*** - 81,173 Ap. 20.026*** - 321 Ap. 19.244*** 3,223 16,639 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 55.912*** - 5,852 Ap. 53.599*** - 64,948 Ap. 97.540*** - 149,261 Ap. 24.666*** - 2,325,859 Ap. 97.540*** - 1,360,477 Ap. 56.208*** - 629,659 Ap. 56.007*** - 85,445 Ap. 56.029*** - 33,847 Ap. 13.022*** - 27,494 Ap. 13.362*** - 1,746,609 Ap. 20.604*** - 3,600 Ap. 05.839*** - 1,782,912 Ap. 07.820*** - 73,905 Ap. 05.987*** 228,752 293,096 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 05.839*** - 1,438,096 Ap. 08.434*** - 84,138 Ap. 05.987*** - 4,812,820 Ap. 05.985*** - 2,455,670 Ap. 97.540*** - 446,000 Ap. 97.540*** - 161,370 Ap. 05.838*** - 109,417 Ap. 14.445*** - 116,310 Ap. 08.646*** - 137,857 Ap. 22.896*** - 323,009 Ap. 35.780*** - 41,545 Ap. 16.990*** - 185,598 Ap. 11.083*** - 46,216 Ap. 34.708*** - 56,642 Ap. 22.875*** - 714,167 Ap. 05.839*** - 20,776,970 Ap. 20.622*** - 1,468,062 Ap. 23.952*** - 111,800 Ap. 18.830*** 4,645 73,155 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 19.910*** - 222,294 Ap. 05.986*** - 7,883,218 Ap. 05.987*** - 42,967 Ap. 486.20*** - 5 Ap. 54.991*** - 324,400 Ap. 08.988*** 135,200 54,157 Ap. Ap. Ap. Ap. Rej. Ap. Rej. Ap. Rej. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Rej. Ap. 31.989*** 144,858 1,409,290 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 51.482*** 45,164 1,193,649 Ap. Ap. Ap. Rej. Rej. Rej. Rej. Rej. Rej. Ap. Ap. Rej. Ap. Ap. Ap. Rej. Rej. Ap. Ap. Ap. Ap. Ap. 97.540*** - 9,529,001 Ap. 43.550*** - 1,986,886 Ap. 31.914*** - 945,444 Ap. 53.574*** 443,752 726,732 Ap. Ap. Ap. Rej. Rej. Rej. Rej. Rej. Rej. Ap. Ap. Rej. Ap. Ap. Ap. Rej. Rej. Ap. Ap. Ap. Ap. Ap. 97.540*** - 3,941,700 Ap. 07.551*** - 594,397 Ap. 11.116*** - 1,189,361 Ap. 37.236*** - 1,234,021 Ap. 32.974*** - 223,969 Ap. 07.191*** - 3,519,844 Ap. 05.839*** 8,743 315,600 Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 55.631*** - 138,210 Ap. 48.123*** - 112,430 Ap. 05.987*** - 286,208 Ap. 30.515*** - 58,742 Ap. 07.333*** - 107,981 Ap. 09.567*** - 384,343 Ap. 13.343*** - 1,356,485 Ap. 30.515*** - 1,182,933 Ap. 27.246*** - 1,261,009 Ap. 97.540*** - 44,963 Ap. 97.540*** - 5,899,572 Ap. 49.875*** - 1,283 Ap. 24.548*** - 23,247 Ap. 62.632*** - 10,133 Ap. 59.193*** 8,466 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. 58.175*** - 189,254 Ap. 05.840*** - 191,232 Ap. 05.840*** - 5,087,082 Ap. 07.191*** - 427,030 Ap. 19.609*** - 21,733 Ap. 07.191*** - 502,845 Ap. 17.161*** - 55,800 Ap. 13.665*** - 879,396 Ap. 079.24*** - 4 Ap. 07.208*** - 697,507 Ap. 11.311*** 279,238 2,830,248 Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 09.593*** - 3,160,687 Ap. 23.572*** 51,863 38,559 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 49.256*** - 16,655 Ap. 07.496*** - 17,063 Ap. 09.330*** - 58,800 Ap.

97.540*** 21,700 133,240 Ap. Ap. Ap. Rej. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 07.208*** - 186,891 Ap. 07.516*** - 121,700 Ap. 05.840*** - 1,883,250 Ap. 18.550*** - 1,974,950 Ap. 11.503*** - 22,979 Ap. 28.919*** - 1,317 Ap. 05.450*** - 1,845,331 Ap. 07.768*** - 168,863 Ap. 07.724*** - 205,373 Ap. 44.738*** - 314,285 Ap. 31.655*** - 10,151 Ap. 25.138*** - 1,293,798 Ap. 28.784*** - 248,504 Ap. 46.964*** 102,495 1,074,339 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 46.964*** - 7,271,043 Ap. 46.964*** - 578,509 Ap. 46.964*** - 2,550,630 Ap. 46.981*** - 6,440,495 Ap. 46.909*** - 1,618,905 Ap. 46.981*** - 2,916,820 Ap. 46.981*** - 1,109,732 Ap. 46.981*** - 4,677,340 Ap. 58.947*** - 23,875 Ap. 09.001*** - 687,192 Ap. 26.160*** 9,857 89,043 Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 19.800*** - 53,553 Ap. 23.060*** - 57,237 Ap. 15.333*** - 38,419 Ap. 07.846*** - 117,951 Ap. 05.840*** - 26,407,092 Ap. 46.787*** - 247,144 Ap. 42.502*** - 245,771 Ap. 33.814*** - 114,145 Ap. 07.990*** - 509,629 Ap. 07.237*** 12,600 3,945,732 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 07.418*** - 5,586,646 Ap. 07.536*** - 12,430,189 Ap. 07.516*** - 1,632,401 Ap. 10.156*** - 23,453 Ap. 340.23*** 6 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 355.75*** 113 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Ap. Ap. Abs. Abs. 129.47*** - 2 Abs. 124.56*** - 117 Rej. 359.30*** 5 5 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 033.32*** - 5 Ap. 11.315*** - 1,305,727 Ap. 32.457*** - 1,533,459 Ap. 54.792*** - 3,905,144 Ap. 37.339*** - 16,003,375 Ap. 05.840*** - 7,270,009 Ap. 05.840*** - 252,896 Ap. 12.068*** - 3,607,166 Ap. 12.068*** - 4,225,978 Ap. 17.891*** - 4,243,178 Ap. 325.10*** 103 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 41.423*** - 402,418 Ap. 13.725*** - 381,337 Ap. 43.968*** - 155,591 Ap. 42.645*** - 8,425 Ap. 25.454*** - 1,209,563 Rej. 115.73*** - 6,386 Ap. 19.100*** - 1,096,001 Ap. 18.323*** - 46,854 Ap. 23.354*** - 217,536 Ap. 09.500*** - 28,800 Ap. 19.874*** - 266,226 Ap. 14.624*** - 1,002,018 Ap. 37.905*** - 183,237 Ap. 54.346*** - 179,580 Ap. 17.998*** - 137,837 Ap. 07.790*** - 252,930 Ap. 97.540*** - 6,920,658 Ap. 07.247*** 42,619 772,188 Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 15.559*** - 53,097 Ap. 36.741*** - 57,151 Ap. 164.73*** - 106 Abs. 07.763*** - 672,990 Ap. 276.26*** - 5,520 Ap. 097.48*** - 100 Ap. 05.480*** - 565,300 Ap. 05.449*** - 127,635 Ap. 61.988*** 15,729 158,944 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 13.562*** - 910,724 Ap. 97.540*** - 949,735 Ap. 29.322*** 7,129,688 64,670,007 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 31.240*** 109,015 1,094,463 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 32.329*** 631,990 5,913,958 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 35.693*** 3,767,079 40,407,299 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 47.705*** 5,707 66,911 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 41.199*** 6,068 103,297 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 14.541*** 641,917 8,092,269 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 23.794*** 477,904 5,555,636 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.

64.322*** 700 3,800 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 05.840*** - 9,535,073 Ap. 37.113*** 65,438 658,700 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 26.311*** 41,581 568,413 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 24.676*** - 596,165 Ap. 97.540*** 7,296,219 78,686,506 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 09.559*** 461,211 3,603,885 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 592.81*** 463 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 09.286*** - 2,076,017 Ap. 30.066*** - 188,439 Ap. 61.596*** - 37,561 Ap. 30.042*** - 794,639 Ap. 13.709*** - 1,404,555 Ap. 42.628*** - 110,971 Ap. 25.271*** - 150,727 Ap. 25.271*** - 355,364 Ap. 327.20*** 566 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 452.73*** - 10 Abs. 07.516*** - 1,678,784 Ap. 28.875*** - 136,088 Ap. 007.48*** 147 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 378.56*** - 305 Abs. 589.91*** 1,019 - Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 08.621*** - 742,997 Ap. 17.212*** - 6,110 Ap. 12.120*** - 70,499 Ap. 48.927*** - 10,000 Ap. 073.72*** 1 - Ap. Ap. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 069.85*** 4,227 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 912.32*** 308 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 05.840*** - 10,587,812 Ap. 51.151*** - 598,826 Ap. 35.640*** - 212,280 Ap. 13.201*** - 110,622 Ap. 49.202*** - 290,917 Ap. 059.01*** - 33 Ap. 033.45*** - 113 Abs. 06.046*** 308,176 2,687,043 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 15.485*** - 19,400 Ap. 20.322*** - 110,724 Ap. 23.840*** - 4,626 Ap. 27.213*** - 134,307 Ap. 36.853*** - 11,119 Ap. 11.847*** - 3,206,811 Ap. 31.669*** - 31,286 Ap. 62.027*** - 1,123,936 Ap. 08.880*** - 1,308,309 Ap. 07.516*** - 1,294,813 Ap. 15.429*** - 274,421 Ap. 073.68*** - 5 Abs. 40.079*** 143,340 - Ap. Ap. Ap. Ap. Ap. Ap. Rej. Rej. Rej. Ap. Ap. Rej. Ap. Ap. Ap. Rej. Rej. Ap. Ap. Ap. Ap. 339.84*** - 41 Ap. 351.50*** 51 - Ap. Abs. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Ap. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 144.02*** 970 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 17.839*** - 31,111 Ap. 168.81*** 1,133 226 Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. 510.02*** 2,781 - Ap. Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 62.673*** - 125,465 Ap. 62.673*** - 339,398 Ap. 62.694*** 21,527 120,664 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 19.754*** - 2,948,814 Ap. 19.530*** 2,142 8,299,922 Ap. Ap. Ap. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. Ap. Ap. Ap. Ap. Ap. 31.591*** 2,899 20,018 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Ap. Ap. Ap. 19.449*** - 39,741 Ap. 417.20*** - 151 Abs. 035.32*** - 1 Ap. 041.42*** - 51 Ap. 16.617*** - 72,600 Ap. 62.673*** - 281,500 Ap. 43.907*** - 20,178 Ap. 43.907*** - 36,498 Ap. 43.909*** - 346,651 Ap. 03.897*** - 65,119 Abs. 20.183*** - 203,304 Abs. 09.635*** - 481,535 Abs. 68.559*** - 78,707 Ap. 31.923*** - 121,412 Ap. 29.550*** - 29,040 Ap. 43.584*** - 9,435 Ap. 43.313*** - 4,342 Ap. 35.916*** - 101,088 Ap. 30.178*** - 27,650 Ap. 42.870*** - 53,541 Ap. 11.225*** - 775,611 Ap. 38.386*** - 1,010,147 Ap. 29.092*** - 13,617 Ap. 63.697*** - 6,800 Ap. 27.250*** - 322,956 Abs. 59.573*** 13,897,801 1,702,947 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 63.641*** - 264,855 Ap. 33.285*** - 61,453 Ap. 52.041*** 9,661,730 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 61.532*** 2,202,446,151 191,842 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Ap. Ap.

04.676*** 2,905,107,629 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 63.114*** - 94,599 Ap. 20.889*** - 649,735 Abs. 48.306*** - 81,904,146 Ap. 09.225*** 34,329 - Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 49.766*** - 9,401,420 Ap. 13.033*** - 26,267 Ap. 13.455*** - 1,585,627 Ap. 04.736*** - 68,379 Ap. 01.699*** - 520,073 Ap. 17.138*** - 244,331 Ap. 04.616*** - 32,890 Ap. 04.073*** - 802,607 Ap. 48.978*** - 40,661 Ap. 61.990*** - 31,491 Ap. 52.048*** - 360,604 Ap. 07.967*** - 800,086 Ap. 37.228*** - 31,396 Ap. 37.204*** - 49,615 Ap. 15.323*** - 681,670 Ap. 30.522*** - 368,875 Ap. 24.976*** - 47,300 Ap. 29.088*** - 260,000 Abs. 87.376*** - 8,020 Ap. 39.332*** 747,712 138,165 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Abs. Abs. Abs. 39.332*** 52,844 8,549,340 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Abs. Abs. Abs. 47.937*** - 665,350 Ap. 61.596*** 2,669 39,121 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. Ap. Abs. Abs. Abs. 26.523*** - 243,672 Ap. 61.749*** - 121,613 Ap. 32.399*** - 1,052,991 Ap. 21.224*** 63,081 - Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Abs. Ap. Ap. Abs. Abs. 30.812*** - 319,063 Ap. 50.273*** - 166,538 Ap. 19.754*** - 539,363 Ap. 06.105*** - 5,726 Ap. 380.99*** 1,472 - Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 23.127*** - 1,590,103 Ap. 41.594*** 23,793 306,363 Ap. Ap. Ap. Rej. Rej. Ap. Rej. Rej. Rej. Ap. Rej. Rej. Ap. Rej. Ap. Ap. Rej. Ap. Rej. Abs. Abs. Abs. 53.120*** - 55,620 Ap. Subtitle: Ap. = Approved Rej. = Rejected Abs. = Abstain 7) Election of vice-chairman of the board of directors - Total members to be elected: 1. Nomination of candidates for vice-chairman of the board of directors. Ricardo Villela Marino (Vice-chairman); 8.8) Maria Helena dos Santos Fernandes de Santana (Independent member) 14.1) Election of the fiscal council by candidate - Total members to be elected: 2 Nomination of candidates to the fiscal council (the shareholder may nominate as many candidates as there are seats to be filled in the general election). Eduardo Hiroyuki Miyaki (effective) / João Costa (alternate) 16) Resolve upon the amount allocated to the overall compensation of the members of the Board of Officers and the Board of Directors, in the total amount of R$ 938,000,000.00: 5) Election of the chairman of the board of directors - Total members to be elected: 1. Nomination of candidates for chairman of the board of directors. Pedro Moreira Salles (Co-chairman); 6) Election of the chairman of the board of directors - Total members to be elected: 1. Nomination of candidates for chairman of the board of directors. Roberto Egydio Setubal (Co-chairman); Deliberations: 1) Take cognizance of the Management Report and the Independent Auditors Report, the Opinion of the Fiscal Council, and the Summary of the Audit Committees Report, and examine for resolving upon the management accounts and the Financial Statements for the fiscal year ended December 31, 2025; 2) Resolve on Management’s proposal for allocation of profit for the fiscal year, as detailed in the General Stockholders’ Meeting Manual available at https://www.itau.com.br/relacoes- cominvestidores/en/general-stockholders-meetings/; 3) Establish the number of members that will compose the Board of Directors at thirteen (13); With respect to item 4, no request was made, in accordance with the Brazilian Corporate Law, for the adoption of the multiple voting procedure for the election of members of the Board of Directors; 11) Resolve upon the independence of the members classified as independent members; 8.1) Election of the board of directors by candidate - Total members to be elected: 10 Nomination of candidates to the board of directors Alfredo Egydio Setubal; 14.2) Cláudio José Coutinho Arromatte (effective) / Leni Bernadete Torres da Silva Sansiviero (alternate) With respect to items 12 and 13, no request was made for the separate election of members of the Board of Directors by holders of voting or non-voting shares, as provided for in the Brazilian Corporate Law; 8.5) Fabricio Bloisi Rocha (Conselheiro Independente) 8.6) João Moreira Salles 8.7) Marcos Marinho Lutz (Independent member) 8.9) Paulo Antunes Veras (Independent member) 8.10) Pedro Luiz Bodin de Moraes (Independent member) 8.2) Ana Lúcia de Mattos Barretto Villela 8.3) Candido Botelho Bracher (Independent member) 8.4) Cesar Nivaldo Gon (Independent member) 17) Resolve upon the individual monthly compensation of R$ 22,000.00 to the effective members and of R$ 9,000.00 for the alternate members of the Fiscal Council: 15) Separate election of the fiscal council - Preferred shares - Total members to be elected: 1. Nomination of candidates to the fiscal council by shareholders with non-voting preferred shares or restricted voting rights. Marcelo Maia Tavares de Araújo (effective) / Haroldo do Rosario Vieira (alternate) With respect to items 9 and 10, no request was made, in accordance with the Brazilian Corporate Law, for the adoption of the multiple voting procedure for the election of members of the Board of Directors;